Exhibit 99.1

PRESS RELEASE

ASPEN REPORTS RESULTS FOR THE
TWELVE MONTHS ENDED DECEMBER 31, 2019

Hamilton, Bermuda, March 16, 2020 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) reported results today for the twelve months ended December 31, 2019.

Mark Cloutier, Group Executive Chairman and Chief Executive Officer, commented: "2019 was both a challenging and transitional year for our Group. Since completion of the merger transaction early in the year we have undertaken a number of initiatives targeted at protecting the financial strength of the company, while also driving change geared at improving performance over the medium and longer term - all with a focus on long term total value creation.

These actions include refocusing the products we underwrite, strengthening our balance sheet, enhancing our management team, and simplifying our global footprint and operating structure.

During 2019, we saw sustained improvement to wider insurance market conditions, including reduced capacity and limits in a number of our core product lines, which has contributed to improving rates, terms, and conditions. Within reinsurance, we also saw pockets of corrections over 2018, which extended to improvements in rate across the majority of classes and regions throughout 2019. We have seen these trends continue into 2020.

These trends are indeed positive but we continue to take a cautious and selective approach to growth as evidenced in our year-over-year gross written premium numbers.

While our financial results for 2019 are disappointing, given the impact of deal related costs, restructuring charges and specific actions taken to improve underwriting performance and strengthen reserves, it is rewarding to see that underlying trends in our forward trading businesses are showing significant improvement. I am confident that the decisive actions we have taken are the right ones and will see us realize our objective of becoming a top quartile specialty (re)insurer in the near term.

I continue to be impressed by the quality and expertise of our people and the depth of our trading relationships across the multiple markets we serve. While we have more work to do, I firmly believe we are building a strong platform for future success.”

Key strategic and financial highlights

Increased operational efficiency, with financial results impacted by legacy business

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Gross written premiums broadly in line with 2018, at $3,442.4 million for 2019, compared to $3,446.9 million for 2018, with the Group maintaining its strong market position despite significant reshaping of the underwriting portfolio with around $700 million of business that did not meet our profitability requirements or risk appetite.

•	General and administrative expenses, excluding non-operating expenses, of $396.0 million down from $414.5 million in 2018 with an operating expense ratio of 17.3% compared with 18.7% in 2018.

•	Investment income of $197.3 million for the twelve months ended December 31, 2019 (2018: $198.2 million).

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Net loss after tax of $(241.7) million and an operating loss after tax of $(48.4) million driven by costs relating to the acquisition of the company by certain investment funds managed by affiliates of Apollo Global Management, Inc. (the "Apollo Funds") restructuring costs, reserve strengthening, unrealized investment losses and exchange rate impact.

Improving underlying underwriting performance

•	The combined ratio, excluding non-operating expenses, of 108.5% was impacted by 5.8 percentage points from legacy and U.S. agriculture business (2018: 106.5%).

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Improved combined ratio in insurance, excluding legacy business, of 97.4% and reinsurance, excluding legacy and U.S. agriculture business, of 101.5%, with overall underwriting result impacted by reserve strengthening in specific casualty lines.

•	Catastrophe losses, net of reinstatement premiums, of $143.2 million in 2019 (2018: $262.9 million) evidencing the continued reduction in catastrophe risk exposure.

•	Excluding legacy and U.S. agriculture business, insurance and reinsurance segments produced accident year ex-catastrophe net loss ratios of 57.8% and 56.8%, respectively.

•	Accident year ex-catastrophe combined ratio* of 96.0%.

*Adjusted for prior year losses, catastrophe losses, legacy and U.S. agriculture business

Strong capital and reserve position

•	Group capital position remains robust, with capital reserves of $2,725.5 million.

•	Net reserve strengthening of $59.5 million in 2019 following comprehensive review by new management following the acquisition by the Apollo Funds in February 2019.

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In March 2020, announced an agreement for Adverse Development Cover reinsurance, providing greater certainty around prior-year underwriting exposures. The transaction is expected to close in the first half of 2020.

Significant progress in ongoing efforts to strengthen Aspen’s global platform

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Added a number of senior appointments to the leadership team, including Jonathan Ritz as President of Aspen Insurance Holdings Limited, Mo Kang as Chief People Officer, Andrew Kudera as Group Chief Actuary and Crystal Ottaviano as Group Chief Risk Officer.

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Refocused our underwriting portfolio on core products, and wound down those that do not meet long-term performance criteria, including International Marine and Energy Liability, Accident & Health, Credit and Surety reinsurance, International Excess Casualty, and UK regional P&C.

•	Repositioned our investment portfolio to enhance risk-adjusted returns.

•	Streamlined global footprint including branch closures in Dubai, Miami, Dublin, and Aspen Risk Management Limited (ARML) branches in the UK.

•	Adjusted risk appetite, including reducing exposure to US catastrophe, California wildfires, Japanese windstorm and certain classes of credit.

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We have also introduced new Aspen Values and Principles as part of our commitment to building an inclusive and diverse business for all employees. These are now embedded across the business and frame how we operate. In addition, we have undertaken a significant program focused on Corporate Social Responsibility and Environmental Social and Governance.

Non-GAAP financial measures are used throughout this release. For additional information and reconciliation of non-GAAP financial measures, refer to our website at www.aspen.co.
Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

Earnings materials
The operating highlights for the year ended 2019 and supplementary financial information will be published on Aspen’s website at www.aspen.co.

For further information please contact

Grahame Dawe, Chief Accounting Officer, Aspen
Grahame.Dawe@Aspen.co
+44 20 7184 8760

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2019, Aspen reported $12.6 billion in total assets, $7.0 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC, an “A” (“Excellent”) by A.M. Best Company Inc. and an “A2” by Moody’s Investors Service, Inc.

For more information about Aspen, please visit www.aspen.co.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Aspen believes these factors include, but are not limited to: operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, reinsurers or suppliers) may be greater than expected following the transaction; the amount of the costs, fees, expenses and other charges related to the transaction may be greater than expected; Aspen's controlling shareholder owns all of its ordinary shares and has the power to determine the affairs of Aspen; the impact on our operating results from our exit or discontinuation of particular Legacy business; the impact on our operating results and financial condition from our entry into an adverse development cover reinsuring losses incurred on or prior to December 31, 2019; the actual development of losses and expenses impacting estimates for catastrophe events including but not limited to Hurricane Dorian, Typhoon Hagibis, Typhoon Faxai, Typhoon Jebi, Hurricane Florence and the California wildfires that occurred in the third quarter of 2018 and subsequently Hurricane Michael in the fourth quarter of 2018; the impact of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire or business interruption relating to such events; potential uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation; our ability to successfully develop and execute our comprehensive program to enhance the operating effectiveness and efficiency across our organization and to enhance our market position; our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development, including our assumptions on inflation costs associated with long-tail casualty business which could differ materially from actual experience; the United Kingdom’s withdrawal from the European Union; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products; cyclical changes in the insurance and reinsurance industry; the models we use to assess our exposure to losses from future catastrophes contain inherent uncertainties and our actual losses may differ significantly from expectations; our capital models may provide materially different indications than actual results; increased competition from existing (re)insurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; our ability to execute our business plan to enter new markets, introduce new products and teams and develop new distribution channels, including their integration into our existing operations; our acquisition strategy; changes in market conditions in the agriculture industry, which may vary depending upon demand for agricultural products, weather, commodity prices, natural disasters, and changes in legislation and policies related to agricultural products and producers; termination of, or changes in, the terms of the U.S. Federal Multiple Peril Crop Insurance Program or the U.S. Farm Bill, including modifications to the Standard Reinsurance Agreement put in place by the Risk Management Agency of the U.S. Department of Agriculture; the recent consolidation in the (re)insurance industry; loss of one or more of our senior underwriters or key personnel; our ability to exercise capital management initiatives, including the availability of capital to declare dividends, or to arrange banking facilities as a result of prevailing market conditions, the level of catastrophes or other losses or changes in our financial results; changes in general economic conditions including the effects of COVID-19, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; the risks associated with the management of capital on behalf of investors; a failure in our operational systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks, or data protection failures; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effects of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the risks related to litigation; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the availability, cost or quality of reinsurance or retrocessional coverage; changes in the total industry losses or our share of total industry losses resulting from events, such as catastrophes, that have occurred in prior years or may occur and, with respect to such events, our reliance on loss reports received from cedants and loss adjusters, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than catastrophes or by an unexpected accumulation of attritional losses and deterioration in loss estimates; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; our reliance on information and technology and third-party service providers for our operations and systems; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues;  changes in the U.S. federal income tax laws or regulations applicable to insurance companies and the manner in which such laws and regulations are interpreted; the impact of U.S. tax reform on Aspen’s business, investments, results and assets, including (i) changes to the valuation of deferred tax assets and liabilities, (ii) the impact on intra-group reinsurance transactions, (iii)  that the costs associated with U.S. tax reform may be greater than initially expected, and (iv) the risk that technical corrections, regulations and supplemental legislation and future interpretations or applications thereof or other changes may be issued in the future, including the rules affecting the valuation of deferred tax assets; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; increased counterparty risk due to the credit impairment of financial institutions; and Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom. For a more detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the twelve months ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A and Quarterly Report on Form 10-Q for the three months ended March 31, 2019, each as filed with the SEC and Aspen's Annual Report on Form 20-F for the twelve month ended December 31, 2019 to be filed with the SEC.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to losses and the preliminary nature of the information used to prepare estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

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